UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 5)*

Southern Connecticut Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
84264A102 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 8, 2009 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13D which was filed on November 6, 2007, Amendment No. 1 which was filed on January 20, 2009, Amendment No. 2 which was filed on February 2, 2009,  Amendment No. 3 which was filed on March 16, 2009, and Amendment No. 4 which was filed on April 9, 2009 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C. (“Broad Park”), LSBK06-08, L.L.C., Lawrence Seidman individually (“Seidman”) and Neal Axelrod ("Axelrod"), collectively the “Reporting Persons” with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Southern Connecticut Bancorp, Inc., a Connecticut corporation, (“the Issuer”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of Transaction

On December 8, 2009, the Issuer delivered a letter to Mr. Seidman amending the April 7, 2009 letter, extending the time for Mr. Seidman (or a mutually acceptable designee) to join the Company's Board of Directors from December 31, 2009, to any time up to March 31, 2010.

5. Interest in Securities of the Issuer

(a)(b)(c) As of the close of business on December 8, 2009, the Reporting Persons owned beneficially an aggregate of 178,625 shares of Common Stock, which constituted approximately 6.64% of the 2,689,902 shares of Common Stock outstanding as of November 12, 2009, as disclosed in the Issuer's 10-Q for the period ended September 30, 2009.

Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days except for previously reported transactions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2009
/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Manager, Seidman and Associates, L.L.C.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership, L.P.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership II, LP

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, Broad Park Investors, L.L.C.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, LSBK06-08, L.L.C.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Individually

/ss/ Neal S. Axelrod
Neal S. Axelrod